Exhibit 99.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)
Suite 1430, 800 West Pender Street
Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change March 9, 2022

Item 3:	News Release

A news release was disseminated on March 9, 2022 through Canada Newswire and a copy was subsequently filed on SEDAR, and EDGAR.

Item 4:	Summary of Material Change

New Found Gold Corp. (“New Found” or the “Company”) announced assay results from 51 diamond drill holes designed to test for epizonal style high-grade gold mineralization along the JBP Fault Zone (‘JBPFZ’). These holes were drilled as part of the Company’s ongoing 400,000m diamond drill program at its 100%-owned Queensway project located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 845-535-1486 or croberts@newfoundgold.ca.

Item 9:	Date of Report

March 9, 2022

Schedule "A"

NEW FOUND INTERCEPTS 31.88 G/T AU OVER 2.05M & 25.4 G/T AU OVER
2.25M AT NEW GOLD DISCOVERIES ON THE JBP FAULT ZONE ~10KM NE OF
THE KEATS/GOLDEN JOINT/LOTTO DISCOVERIES

Vancouver, BC, March 9, 2022 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce assay results from 51 diamond drill holes designed to test for epizonal style high-grade gold mineralization along the JBP Fault Zone (‘JBPFZ’). These holes were drilled as part of the Company’s ongoing 400,000m diamond drill program at its 100%-owned Queensway project located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights

•	The JBPFZ is interpreted to consist of a network of NE-trending, steeply dipping, regional-scale, gold bearing shear zones that extend for +100km of strike parallel to and approximately 5km east of the Appleton Fault Zone (‘AFZ’). Reconnaissance diamond drilling completed to date has focused on a +3.5km segment of the JBPFZ that encompasses the 1744 and Pocket Pond target areas (Figure 1).

•	Historic field work covering the JBPFZ corridor identified several very high-grade gold quartz float boulders (Figure 5) with textures and mineralization styles interpreted to be of epizonal origin and characteristic of the Keats/Golden Joint/Lotto discoveries along the AFZ (Figure 1) in addition to strong Au-in-till anomalies including one sample containing 1744 gold grains at the 1744 Zone. Drilling is targeting possible sources of these high-grade boulders and gold-in-till anomalies.

•	Recent drilling intersected several near surface high-grade gold occurrences in the 1744 and Pocket Pond target areas. Highlights from this drilling are provided in Table 1 and include the intercepts of 31.88 g/t Au over 2.05m in NFGC-21-180 and 25.40 g/t Au over 2.25m in NFGC-21-304 and are interpreted to be epizonal style high-grade gold mineralization (Figures 1, 2, 3, 4, and 6).

•	This drilling was designed to test initial target concepts over a large area, a +3.5km long domain of the JBPFZ that is up to 1km wide (Figure 1). While 51 holes have been reported here, drilling to date has only tested a small portion of this 3.5km long fault segment. The Company is very encouraged by the success rate in intercepting high-grade gold mineralization from this initial reconnaissance drilling. Ongoing exploration drilling will focus on stepping out from significant intervals of gold mineralization in addition to testing high-grade gold epizonal targets over large tracts of the JBPFZ corridor.

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-180	32.00	34.05	2.05	31.88	1744
NFGC-21-195	283.70	286.50	2.80	16.66	1744
NFGC-21-202	145.85	147.90	2.05	17.10	1744
NFGC-21-207	60.00	66.00	6.00	8.66	1744
Including	63.55	66.00	2.45	19.66
NFGC-21-230	87.00	89.00	2.00	8.92	Pocket Pond
NFGC-21-245	152.60	154.80	2.20	7.26	Pocket Pond
NFGC-21-304	81.60	83.85	2.25	25.40	Pocket Pond
And	90.50	96.35	5.85	5.46
Including	90.50	93.85	3.35	8.94

Table 1: 1744 and Pocket Pond Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 75% to 90% of reported intervals for Pocket Pond and 55% to 65% of reported intervals for 1744. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Melissa Render, P.Geo., VP Exploration for New Found, stated: “To date our drilling at Queensway has focused on the Appleton Fault Zone and has delivered outstanding results including high-grade discoveries at the Keats, Golden Joint and Lotto zones. As our understanding improves regarding the likely genesis of epizonal high-grade gold mineralization at the Appleton discoveries, the occurrence of boulders (Figure 5) displaying similar characteristics and very strong Au-in-till anomalies along the JBPFZ is highly encouraging, indicating excellent potential for discovery along this +100km long trend. Historic work has demonstrated widespread gold mineralization within the JBPFZ corridor which is interpreted to consist of a network of regional-scale gold-bearing shear zones. Characteristic of orogenic gold systems and similar to mineralization controls along the AFZ, our working concept is that high-grade epizonal style gold mineralization would be hosted in focused areas along the JBPFZ.

In 2019, our initial drill program concentrated on a short segment of the JPBFZ encompassing H-Pond and 1744 target areas and consisted of six diamond drill holes which returned very promising intercepts such as 6.73 g/t Au over 3.0m in NFGC-19-05 and 17.45 g/t Au over 2.0m in NFGC-19-09 (Figure 3). In late 2021, follow-up drilling commenced testing new targets along a broad expanse of the JBPFZ including 1744 and Pocket Pond target areas (Figure 1). This drilling has returned intervals of high-grade, near surface, epizonal style gold mineralization, with results including 31.88 g/t Au over 2.05m in hole NFGC-21-180 in the 1744 area (Figures 3 and 4). Ongoing drilling at JBP will step-out and continue to test around these high-grade intervals. We are excited that work at JBP is affirming the discovery potential for high-grade epizonal style mineralization similar to what we have encountered in our more advanced work along the AFZ. Our ramp up to 14 drills will give us flexibility to aggressively explore the full approximately 12.4km corridor of prospective strike along JBP on Queensway North."

Figure 1. Queensway North regional plan view.

Note extent of gold mineralization over 12.4km from limited drilling and surface sampling correlated to the JBP corridor

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Figure 2: Left: Photo of mineralization from NFGC-21-195 approximately 285m down hole depth and Right:
NFGC-21-202 approximately 146m down hole depth^

^Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-195 and NFGC-21-202

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Figure 3. 1744 Zone long-section

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

Figure 4. 1744 plan view map

Figure 5. Photo of mineralization from a 1744 float grab sample

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

Figure 6. Pocket Pond Zone long-section

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC

Figure 7. Pocket Pond plan view map

New Found Gold Corp.	7	TSX-V: NFG, NYSE-A: NFGC

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-150	67.00	69.00	2.00	3.83	1744
NFGC-21-155	30.00	32.00	2.00	1.56	1744
And	146.00	148.00	2.00	1.98	1744
NFGC-21-158	162.90	165.20	2.30	3.54	1744
NFGC-21-167	9.50	11.50	2.00	1.24	1744
NFGC-21-175	NSV				1744
NFGC-21-176	145.15	147.15	2.00	4.72	1744
And	164.35	167.00	2.65	1.30
NFGC-21-179	NSV				1744
NFGC-21-180	32.00	34.05	2.05	31.88	1744
NFGC-21-183	37.00	39.00	2.00	2.55	1744
NFGC-21-185	197.00	199.10	2.10	1.38	1744
And	313.40	315.85	2.45	1.31
NFGC-21-186	NSV				1744
NFGC-21-191	NSV				1744
NFGC-21-192	46.65	48.65	2.00	1.12	1744
NFGC-21-195	283.70	286.50	2.80	16.66	1744
NFGC-21-202	145.85	147.90	2.05	17.10	1744
And	189.00	191.00	2.00	3.44
And	194.00	196.00	2.00	1.51
And	202.80	205.00	2.20	1.38
NFGC-21-207	43.55	46.10	2.55	3.33	1744
And	60.00	66.00	6.00	8.66
Including	63.55	66.00	2.45	19.66
And	263.00	265.00	2.00	1.01
NFGC-21-221	287.50	289.50	2.00	4.09	1744
NFGC-21-232	277.00	279.00	2.00	2.00	1744
NFGC-21-452	320.50	322.70	2.20	2.21	1744
And	324.60	326.75	2.15	2.98
And	337.30	339.30	2.00	6.82
And	372.30	374.45	2.15	4.30

Table 2: Summary of results reported in this release for 1744 Zone

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 55% to 65% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.2Assays have been previously reported.

New Found Gold Corp.	8	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-210	46.00	48.00	2.00	1.20	Pocket Pond
NFGC-21-214	18.50	20.85	2.35	6.33	Pocket Pond
NFGC-21-218	NSV				Pocket Pond
NFGC-21-220	80.00	82.00	2.00	2.14	Pocket Pond
And	109.00	111.00	2.00	6.03
NFGC-21-226	NSV				Pocket Pond
NFGC-21-230	87.00	89.00	2.00	8.92	Pocket Pond
And	95.65	97.65	2.00	2.08	Pocket Pond
NFGC-21-235A	100.40	102.60	2.20	1.06	Pocket Pond
NFGC-21-239	196.00	198.85	2.85	3.77	Pocket Pond
NFGC-21-245	152.60	154.80	2.20	7.26	Pocket Pond
And	161.55	163.55	2.00	4.27
And	167.40	169.40	2.00	1.49
NFGC-21-253	NSV				Pocket Pond
NFGC-21-258	NSV				Pocket Pond
NFGC-21-261	NSV				Pocket Pond
NFGC-21-267	51.00	53.00	2.00	1.59	Pocket Pond
NFGC-21-273	NSV				Pocket Pond
NFGC-21-276	NSV				Pocket Pond
NFGC-21-279	191.00	193.10	2.10	1.16	Pocket Pond
NFGC-21-286	NSV				Pocket Pond
NFGC-21-291	NSV				Pocket Pond
NFGC-21-299	95.90	98.00	2.10	1.69	Pocket Pond
NFGC-21-304	81.60	83.85	2.25	25.40	Pocket Pond
And	90.50	96.35	5.85	5.46
Including	90.50	93.85	3.35	8.94
NFGC-21-309	NSV				Pocket Pond
NFGC-21-313	NSV				Pocket Pond
NFGC-21-316	124.10	126.40	2.30	2.26	Pocket Pond
NFGC-21-325	NSV				Pocket Pond
NFGC-21-331	NSV				Pocket Pond
NFGC-21-334	NSV				Pocket Pond
NFGC-21-340	292.40	294.50	2.10	2.19	Pocket Pond
NFGC-21-347	NSV				Pocket Pond
NFGC-21-362	114.00	116.00	2.00	1.84	Pocket Pond
And	123.40	128.20	4.80	1.92
NFGC-21-366A	NSV				Pocket Pond
NFGC-21-377	83.60	87.95	4.35	2.54	Pocket Pond
NFGC-21-381	NSV				Pocket Pond

Table 3: Summary of results reported in this release for Pocket Pond Zone

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 75% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.2Assays have been previously reported

New Found Gold Corp.	9	TSX-V: NFG, NYSE-A: NFGC

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-150	300	-45	230	665135	5430889
NFGC-21-155	300	-45	263	665202	5430908
NFGC-21-158	300	-45	287	665305	5430936
NFGC-21-167	300	-45	230	665274	5430982
NFGC-21-175	300	-45	191	665158	5430934
NFGC-21-176	300	-45	224	665320	5431013
NFGC-21-179	300	-45	254	665364	5430988
NFGC-21-180	300	-45	245	665204	5430850
NFGC-21-183	300	-45	193	665184	5430977
NFGC-21-185	300	-45	358	665242	5430828
NFGC-21-186	300	-45	260	665130	5430834
NFGC-21-191	300	-45	308	665245	5430884
NFGC-21-192	300	-45	274	665173	5430809
NFGC-21-195	300	-45	304	665267	5430870
NFGC-21-202	300	-45	245	665190	5430887
NFGC-21-207	299	-45.5	341	665232	5430862
NFGC-21-210	120	-45.5	113	663442	5428865
NFGC-21-214	119	-45.5	155	663476	5428873
NFGC-21-218	299	-45.5	179	663407	5428928
NFGC-21-220	120	-45	248	663387	5428869
NFGC-21-221	300	-45	362	665288	5430859
NFGC-21-226	120	-45	161	663408	5428856
NFGC-21-230	119	-45.5	182	663403	5428873
NFGC-21-232	300	-44	300	665278	5430893
NFGC-21-235A	120	-45.5	173	663420	5428877
NFGC-21-239	120	-45	272	663339	5428910
NFGC-21-245	120	-45	251	663365	5428880
NFGC-21-253	120	-45.5	246	663361	5428824
NFGC-21-258	120	-45	239	663348	5428803
NFGC-21-261	120	-45	227	663394	5428834
NFGC-21-267	120	-45	272	663416	5428821
NFGC-21-273	121	-45.5	251	663374	5428862
NFGC-21-276	121	-45.5	197	663358	5428854
NFGC-21-279	120	-45	239	663313	5428890
NFGC-21-286	120	-45	278	663282	5428897
NFGC-21-291	120	-45	266	663322	5428859
NFGC-21-299	121	-45.5	131	663454	5428886
NFGC-21-304	121	-45.5	182	663432	5428898
NFGC-21-309	121	-45.5	224	663351	5428931
NFGC-21-313	120	-45	194	663303	5428672
NFGC-21-316	120	-45	167	663269	5428683
NFGC-21-325	120	-45	242	663398	5428886
NFGC-21-331	121	-45.5	236	663373	5428903
NFGC-21-334	121	-45.5	365	663034	5428210
NFGC-21-340	121	-45.5	353	663047	5428232
NFGC-21-347	120	-45	296	663073	5428217
NFGC-21-362	121	-45.5	266	663156	5428464
NFGC-21-366A	120	-45	242	663411	5428912
NFGC-21-377	120	-45	191	663436	5428955
NFGC-21-381	121	-46.5	287	663346	5428949
NFGC-21-452	299	-45	419	665184	5430757

Table 4: Details of drill holes reported in this release

New Found Gold Corp.	10	TSX-V: NFG, NYSE-A: NFGC

Queensway 400,000m Drill Program Update

Approximately 37% of the planned 400,000m program at Queensway has been drilled to date with approximately 24,900m of the core with pending assay results. Eleven core rigs are currently operating and New Found is targeting an increase in the drill count to 14 rigs by the end of Q1 2022.

Sampling, Sub-sampling, Laboratory and Discussion

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 55% to 65% of reported core lengths at 1744 and 75% to 90% at Pocket Pond. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 3% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated March 9, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 37% complete. The Company is well funded for this program with a current working capital balance of approximately $116 million.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

New Found Gold Corp.	11	TSX-V: NFG, NYSE-A: NFGC

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: "Craig Roberts"

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	12	TSX-V: NFG, NYSE-A: NFGC